BB 3/17

SECUR[illegible] ION

06005398

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. D.C. 213 SECTION

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43991

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McConnell, Budd & Romano D/B/A McConnell Budd & Downes Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

365 South Street (No. and Street)

Morristown (City) New Jersey (State) 07960 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen & Thompson PA
(Name – *if individual, state last, first, middle name*)

970 Mt. Kemble Ave. (Address) Morristown (City) NJ (State) 07960 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED OCT 12 2006 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, C. Edward McConnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McConnell Budd & Romano, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

WENDE M. FORBES
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 15, 2008

Wende M Forbes
Notary Public

C. Edward McConnell
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# McCONNELL, BUDD & ROMANO, INC.

## DECEMBER 31, 2005

## CONTENTS

**OLSEN & THOMPSON, P.A.**
Certified Public Accountants

970 Mt. Kemble Avenue
Morristown, NJ 07960-6608
973-425-3212 phone
973-425-6270 fax
www.otcpa.com

**REPORT OF INDEPENDENT ACCOUNTANTS**

To The Board of Directors of
McConnell, Budd & Romano, Inc.

We have audited the accompanying statement of financial condition of McConnell, Budd & Romano, Inc. (the Company) as of December 31, 2005, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McConnell, Budd & Romano, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Olsen & Thompson, P.A.

Olsen & Thompson, P.A.
Morristown, New Jersey
February 17, 2006

**McCONNELL, BUDD & ROMANO, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2005**

## ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | | $ 911,517 |
| Other Receivables | | 113,112 |
| Management Fee Receivable | | 100,082 |
| Securities Owned | | 949,236 |
| Prepaid Expenses | | 69,828 |
| Property | | |
| Equipment | $ 104,327 | |
| Furniture | 84,477 | |
| | | 188,804 |
| Less: Accumulated Depreciation | | (167,617) |
| Net Equipment and Furniture | | 21,187 |
| Deposits | | 5,079 |
| Total Assets | | $2,170,041 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

### LIABILITIES

| | |
|---|---|
| Accounts Payable | $ 54,398 |
| Securities Sold, Not Yet Purchased | 39,107 |
| Deferred Fee Income | 14,584 |
| Total Liabilities | 108,089 |
| Commitments | |

### STOCKHOLDERS' EQUITY

| | |
|---|---|
| Common Stock | 941,481 |
| Retained Earnings | 1,120,471 |
| Total Stockholders' Equity | 2,061,952 |
| Total Liabilities and Stockholders' Equity | $2,170,041 |

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

**McCONNELL, BUDD & ROMANO, INC.**
**STATEMENT OF LOSS**
**FOR THE YEAR ENDED DECEMBER 31, 2005**

## REVENUES

| | |
|---|---|
| Commissions | $ 102,052 |
| Trading | 366,064 |
| Investment banking | 1,260,332 |
| Investment advisory fees | 403,225 |
| Interest, dividends and other income | 103,403 |
| | 2,235,076 |

## EXPENSES

| | |
|---|---|
| Employees' compensation and benefits | 1,365,401 |
| Clearance fees | 217,045 |
| Communications | 282,819 |
| Occupancy | 144,138 |
| Other expenses | 234,788 |
| | 2,244,191 |
| Loss before income taxes | (9,115) |
| Provision for income taxes | (1,093) |
| Net loss | $ (8,022) |

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

# McCONNELL, BUDD & ROMANO, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | Total | Common Stock | Retained Earnings |
|---|---|---|---|
| Stockholders' Equity – January 1, 2005 | $2,119,990 | $ 974,551 | $1,145,439 |
| Repurchase common stock | (50,016) | (33,070) | (16,946) |
| Net loss | (8,022) | 0 | (8,022) |
| Stockholders' Equity – December 31, 2005 | $2,061,952 | $ 941,481 | $1,120,471 |

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

# McCONNELL, BUDD & ROMANO, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2005
## INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | |
|---|---|
| Cash Flows Used By Operating Activities: | |
| Net loss | $ (8,022) |
| Adjustments to reconcile net loss to | |
| Net cash used by operations: | |
| Depreciation | 27,712 |
| Deferred taxes | 677 |
| Change in assets and liabilities: | |
| Increase in other receivables | (102,604) |
| Decrease in management fee receivable | 3,743 |
| Decrease in securities owned | 293,238 |
| Increase in prepaid expenses | (16,933) |
| Increase in accounts payable | 25,249 |
| Decrease in securities sold, not yet purchased | (68,968) |
| Decrease in deferred fee income | (14,266) |
| Decrease in accrued expenses | (378,925) |
| Total adjustments | (231,077) |
| Net cash used by operating activities | (239,099) |
| Cash Flows Used By Financing Activities: | |
| Repurchase company common stock | (50,016) |
| Net cash used by financing activities | (50,016) |
| Net decrease in cash and cash equivalents | (289,115) |
| Cash and cash equivalents at beginning of year | 1,200,632 |
| Cash and cash equivalents at end of year | $ 911,517 |

The Accompanying Footnotes Are An Integral Part Of The Financial Statements

## McCONNELL, BUDD & ROMANO, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2005

### NOTE 1 -- GENERAL BUSINESS

The Company is incorporated in the State of New Jersey and is a registered broker-dealer with the Securities and Exchange Commission and member of the National Association of Securities Dealers, Inc. The Company's office is located in New Jersey. The Company also performs business reviews for financial institutions and grants unsecured credit to these institutions; the accounts receivables related to these businesses are considered to be fully collectible by management. Four customers provided approximately 24%, 14%, 14% and 14% of investment banking revenues during 2005.

### NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include fees earned form providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenues also include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Other investment banking fees are received quarterly, semi-annually and annually but are recognized as earned on a pro rata basis over the term of the contract.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

### Securities Owned and Securities Sold, Not Yet Purchased

Investments are primarily in equity and preferred securities of financial institutions located in the United States and are valued at market value, which approximates cost. The difference between cost and market value is included in operations.

### Property

Equipment and furniture are stated at cost. Depreciation is computed using the straight-line method over the assets' estimated useful lives of three to seven years. Depreciation expense for 2005 was $27,712.

### Cash, Cash Equivalents and Concentrations of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash balances at two financial institutions. Accounts at each are insured to certain limits by government agencies and/or private insurance companies. Income taxes paid in 2005 were $430.

### Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Advertising

The Company's policy is to expense advertising costs as incurred. Such costs totaled approximately $2,250 in 2005.

## NOTE 3 – CAPITALIZATION

As of December 31, 2005, 20,000 shares of no par common stock were authorized and 8,450 shares were issued and outstanding. During the year, 200 shares were purchased from a stockholder for $50,016.

## NOTE 4 – FEDERAL AND STATE INCOME TAXES

The Company elected to be treated as a Small Business Corporation under Subchapter S of the Internal Revenue Code, whereby profits and losses are passed directly to the stockholders for inclusion in their respective personal tax returns. Accordingly, no liability for Federal income taxes is recorded by the Company. While the company is also an "S" Corporation for state income tax purposes, New Jersey State tax code requires a tax to be paid at reduced "S" Corporation rates.

The Company accounts for income taxes under the requirements of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS 109). Under the provisions of FAS 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The tax returns are prepared on the cash basis, which accounts for the major portion of the deferred taxes; the remaining amount is for differences in depreciation for furniture and equipment.

The income tax provision differs from the expense that would result from applying state statutory rates to income before income taxes primarily because the tax return is prepared on the cash basis of accounting and differences in depreciation on equipment and furniture for book and income tax purposes. The Company's income tax provision for the year ended December 31, 2005 is composed of the following:

| | |
|---|---|
| Current taxes | $(1,770) |
| Deferred taxes | 677 |
| Total income taxes | $(1,093) |

## NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital changes from day to day, but as of December 31, 2005 the Company had net capital of $1,480,535, which exceeded requirements by $1,309,535. The Company's ratio of aggregate indebtedness to net capital was .047 to 1 at December 31, 2005.

## NOTE 6 – PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees. The Company decides each year on the amount to be contributed to the plan and funds that amount. For 2005, the Company did not contribute to the plan.

## NOTE 7 – FINANCIAL INSTRUMENTS

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event the counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial Instruments with Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 8 – COMMITMENTS

The Company leases office space and equipment under non-cancelable operating leases. Total rent (including allocated utility costs) and lease expense for the year ended December 31, 2005 was $146,183. Future rental payments under these leases are as follows (does not include allocated utilities):

| Year Ending | Amount |
|---|---|
| December 31, 2006 | $ 84,674 |
| December 31, 2007 | 84,674 |
| December 31, 2008 | 84,674 |
| December 31, 2009 | 84,093 |
| Total | $338,115 |

## NOTE 9 – FAIR VALUE

The carrying amounts reflected in the statement of financial condition for cash, cash equivalents, accounts receivable and accounts payable approximate the respective fair values due to the short maturities of those instruments. The fair values for marketable equity securities are based primarily on quoted market prices for those instruments and are reflected in the accompanying statement of financial condition.

## NOTE 10 – SUBSEQUENT EVENT

Subsequent to December 31, 2005, one of the stockholders left the Company. The Company has agreed to buyback the former stockholder's common stock in 2006 and has estimated the amount to be approximately $220,000.

OLSEN & THOMPSON, P.A.
Certified Public Accountants

970 Mt. Kemble Avenue
Morristown, NJ 07960-6608
973-425-3212 phone
973-425-6270 fax
www.otcpa.com

**REPORT OF INDEPENDENT ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors of
McConnell, Budd & Romano, Inc.

We have audited the accompanying financial statements of McConnell, Budd & Romano, Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated February 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules, I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen & Thompson, P.A.

Olsen & Thompson, P.A.
Morristown, New Jersey
February 17, 2006

## McCONNELL, BUDD & ROMANO, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2005

| | | |
|---|---|---|
| NET CAPITAL | | |
| Stockholders' Equity | | $2,061,952 |
| Non-allowable Assets | | |
| Property and Equipment, net | $ 21,187 | |
| Other Assets | 288,101 | 309,288 |
| Net Capital Before Haircuts on Securities Positions | | 1,752,664 |
| Haircuts on Trading and Investment Securities | | |
| Other securities | | 272,129 |
| Net Capital | | 1,480,535 |
| Minimum Capital Requirement | | 171,000 |
| Excess Net Capital | | $1,309,535 |

| | |
|---|---|
| AGGREGATE INDEBTEDNESS | |
| Accounts Payable | $ 54,398 |
| Deferred Fee Income | 14,584 |
| | $ 68,982 |
| Ratio of Aggregate Indebtedness to Net Capital | .047 to 1 |

# McCONNELL, BUDD & ROMANO, INC.

## COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books at December 31, 2005. All customer transactions are cleared on a fully disclosed basis through another stock brokerage firm that carries all accounts of such customers and maintains and preserves books and records pertaining to such customers pursuant to Rule 15c3-3(k)(2)(ii).

## McCONNELL, BUDD & ROMANO, INC.

## RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2005

| | |
|---|---|
| Net capital per Company's unaudited Form X-17A-5 Part IIA filing | $1,488,442 |
| Net audit adjustments | (7,907) |
| Net capital per report pursuant to Rule 17a-5(d) | $1,480,535 |

OLSEN & THOMPSON, P.A.
Certified Public Accountants

970 Mt. Kemble Avenue
Morristown, NJ 07960-6608
973-425-3212 phone
973-425-6270 fax
www.otcpa.com

## REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL

To the Board of Directors of
McConnell, Budd & Romano, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of McConnell, Budd & Romano, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Olsen & Thompson, P.A.

Olsen & Thompson, P.A.
Morristown, New Jersey
February 17, 2006